Contact

www.linkedin.com/in/kennedy-taylor-31031049 (LinkedIn)

Top Skills

Social Media
Gymnastics
Microsoft Office

Kennedy Taylor

Industry Shaping Marketer on a New Adventure - Building Better Futures and Safer Communities
Celina, Texas, United States

Summary

Specializes in developing the digital automotive retail experience, including utilizing cutting edge technology to enhance the client relationship and streamline the automotive ownership process.

Known for setting a clear vision through strong leadership, instilling organizational and industry best practices and problem-solving skills, I am successful in delivering year-over-year efficiencies within the digital advertising budget while increasing key actions that drive opportunities to retail and service vehicles.

Co-Founder of the Women in Automotive Council in Dallas with a focus on cultivating a community that empowers growth, diversity and inclusion in the work place while empowering members to reach their full potential.

Public speaker, motivator and 2X Google Presenter, most recently in Sao Paulo, Brazil discussing the Digital Transformation of Automotive Retail.

Experience

Vero Building Systems
Founding Board Member
August 2022 - Present (9 months)
Kissimmee, Florida, United States

Avondale Group
2 years 8 months

VP of Marketing
December 2021 - March 2023 (1 year 4 months)
Dallas-Fort Worth Metroplex

Marketing Director

August 2020 - December 2021 (1 year 5 months)
Grapevine, Texas, United States

Park Place Dealerships
4 years 4 months

Digital Marketing Director
January 2019 - August 2020 (1 year 8 months)
Dallas, Texas

Digital Marketing Manager
May 2016 - January 2019 (2 years 9 months)
Dallas, Texas

CDK Global (International)
Client Account Manager
October 2015 - April 2016 (7 months)

CDK Digital Marketing
Account Manager
July 2013 - September 2015 (2 years 3 months)

Ontra Marketing Group
Account Manager
April 2013 - July 2013 (4 months)
Woodinville, Washington

527 Coffee
Barista
April 2012 - June 2013 (1 year 3 months)

Northshore School District
Woodinville High School Assistant Gymnastics Coach
November 2009 - February 2013 (3 years 4 months)
Woodinville, Washington

Mutt Industries
Account Services Intern
June 2012 - September 2012 (4 months)

The Gymnastics Connection
Gymnastics Coach

2007 - 2012 (5 years)
Woodinville, WA

Education

University of Washington

Bachelor's degree, Marketing and Communications · (2009 - 2013)